BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

December 14, 2012

Jonathan Wiggins, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2011

Filed November 28, 2012

File No. 000-02844

Dear Mr. Wiggins:

This letter is being submitted in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 7, 2012, with respect to the above-referenced filing by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth the comment in italicized typeface and included our response below the comment.

Amendment No. 2 to Form 10-K for Fiscal Year Ended October 31, 2011

Management’s Annual Report on Internal Control over Financial Reporting, page 23

1.

We note your disclosure that you have identified a deficiency that constituted a material weakness in your internal control over financial reporting (“ICFR”) and your conclusion that your ICFR was effective as of October 31, 2011.  Please tell us how you came to the conclusion that your original disclosure as to the effectiveness of your ICFR continues to be appropriate in light of the material weakness you have disclosed.  Also, refer to your letter dated October 9, 2012, relating to the Form 8-K filed September 28, 2012, in which you indicated to us that you will include revised disclosures indicating management’s conclusions that, due to the material weakness, the company’s internal control over financial reporting was not effective as of October 31, 2011.

Company Response

As stated in our letter dated October 9, 2012, Management has reassessed its conclusions regarding the effectiveness of the Companies’ internal control over financial reporting and disclosure controls and procedures in light of the error described in the Companies’ Current Report on Form 8-K filed with the Commission on September 28, 2012 (the “Form 8-K”).

We assessed the effectiveness of our internal control over financial reporting as of October 31, 2011 using the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on that assessment, we concluded that our internal controls over financial reporting were effective as of the Original Report on Form 10-K for the year ended October 31, 2011.  Subsequent to the evaluation made in connection with the original filing and in connection with the restatement, we re-evaluated the effectiveness of our internal control over financial reporting.  Based upon that re-evaluation, we concluded that because of the material weaknesses in the internal control over financial reporting discussed in Part II, Item 9A Controls and Procedures, Section a), our internal control over financial reporting was not effective as of October 31, 2011.

The omission of this disclosure in Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2011 in Part II, Item 9A Controls and Procedures, Section b) Management’s Annual Report on Internal Control over Financial Reporting was an oversight.  To correct this misstatement, we intend to file as soon as practicable an amended Form 10-K/A for the Fiscal Year Ended October 31, 2011 to restate Item 9A of Part II to include the revised disclosure indicating management’s conclusions that, due to the material weakness, our internal control over financial reporting was not effective as of October 31, 2011.

Please do not hesitate to contact Cynthia A. Van Horn or me by telephone at 570-443-8433 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty
Chief Executive Officer and President

BLUE RIDGE REAL ESTATE COMPANY

BIG BOULDER CORPORATION